Exhibit D.9: Consent of Independent Registered Public Accounting Firm

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our Firm under the caption “Experts”, and to the incorporation by reference in the following Registration Statements:

(1)	Form F-3 no. 333-180771;

(2)	Form S-8 nos. 333-09874 and 333-130283 pertaining to the Employees’ Savings Plan of Canadian Imperial Bank of Commerce (“CIBC”) and the use herein of our reports dated December 3, 2014, with respect to the consolidated financial statements of CIBC and the effectiveness of internal control over financial reporting of CIBC, included in this Annual Report (Form 40-F) for the year ended October 31, 2014.

/s/ Ernst & Young LLP
Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
December 3, 2014